AMM FUNDS

TICKER SYMBOL **FAINX**

FALLEN ANGELS INCOME FUND

Objective   **The Fund seeks high current income with the potential for capital appreciation.**

Strategy   The Fund invests in debt and equity securities that, in the opinion of American Money Management, appear to be undervalued at current market prices. These include dividend paying common stocks, preferred stocks, closed-end income funds, royalty trusts, convertible securities, bonds, warrants to buy common stocks, and U.S. government securities. The fund may hold positions in the debt and equity securities of small, medium and large capitalization companies. Debt securities purchased directly by the Fund can be of any credit quality and may be of any maturity and duration. The Fund monitors each holding and adjusts the portfolio as necessary to reflect changes in each security's fundamentals and valuation.

GENERAL FUND INFORMATION

Ticker Symbol	**FAINX**
Net Asset Value / Share	$8.91
Dividends	Paid Monthly
Distributions Since Inception	*$0.8464 per share*
Type	No-load fund *(no sales charges)*
Fund Inception	September 2006
Investment Managers	Gabriel Wisdom, Managing Director, American Money Management, LLC
	Michael Moore, Chief Investment Officer, American Money Management, LLC

ASSET ALLOCATION



■ Equity & Debt Securities 79%

□ Cash & Equivalents 36%

PORTFOLIO CHARACTERISTICS

Number of Securities	74
Morningstar Category	Moderate Allocation

TEN LARGEST HOLDINGS *

Penn West Energy Trust	4.86%
Nuveen Pref & Con Inc Fund II	2.07%
Evergreen Utilities & High Income Fund	1.97%
Eaton Vance Tax-Mngd Equity Income Fund	1.84%
Advent Claymore Convert Sec & Inc Fund	1.82%
Nicholas Applegate Convertible	1.78%
Enerplus Resources Fund	1.73%
Eaton Vance Tax Mgd Buy-Write Opp.	1.71%
Saturns Tribune Co. 7%	1.69%
Allmerica Fncl (Corts) 7.75%	1.67%

SECTOR DIVERSIFICATION

Below Investment Grade Corporate	18.92%
Below Investment Grade Government	2.38%
Convertibles	9.03%
Domestic Equities	10.24%
Global Equities	6.80%
Investment Grade Corporate	14.55%
Investment Grade Government	2.21%
Oil & Gas Trusts	11.22%
Real Estate Investment Trusts	2.62%
Other	1.27%

* The top ten holdings and other portfolio characteristic information are presented to illustrate examples of the securities that the Fund has bought, the diversity of areas in which the Fund may invest, and may not be representative of the Fund's current or future investments. The top ten holdings do not include money market instruments. The information presented is as of the date shown above, does not reflect the entire investment portfolio of the Fund, and may change at any time. Percentages are based on the total market value of the Fund's portfolio.